JAMESON STANFORD RESOURCES CORPORATION

10785 West Twain Ave., Suite 200

Las Vegas, NV 89135

Phone (702) 933-0808

May 23, 2014

VIA ELECTRONIC EDGAR FILING

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Raj Rajan, Senior Staff Accountant

Re:	Jameson Stanford Resources Corporation
Form 8-K Item 4.02
Filed April 28, 2014
File No. 000-54405

Dear Mr. Rajan:

Jameson Stanford Resources Corporation (the “Company”) is in receipt of the staff’s April 29, 2014 comment letter. Following are the Company’s responses to the staff’s comments.

Form 8-K filed on April 28, 2014

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Audit Report.

Comment 1. We note your disclosure that your Forms 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013 should no longer be relied on. Please amend your Form 8-K to disclose whether you intend to file restated financial statements. If so, tell us when you plan to amend the Forms 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013.

Response 1: The Company intends to file restated financial statements for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013 as a result of the accounting errors disclosed in the April 28, 2014 Form 8-K no later than 30 days from the date of this letter.

Comment 2. Please revise your Form 8-K to quantify the impact of the errors for each period that will be restated.

Response 2: The Company will include the following additional disclosure in an amendment to the Form 8-K:

The effect of correcting these errors on a cumulative basis as of the period ended September 30, 2013 is, generally, a $721,997 reduction in total current liabilities and a $1,018,617 net increase in additional paid in capital on the balance sheet and a $302,450 increase in total operating expenses, $23,200 increase in interest expense, related parties and a $0.03 increase in basic and diluted loss per share on the income statement.

Raj Rajan, Senior Staff Accountant Securities and Exchange Commission May 23, 2014 Page 2

Finally, we acknowledge the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jameson Stanford Resources Corporation

By:	/s/ Michael Stanford
Michael Stanford, Chief Executive Officer

cc: Laura Anthony, Esq. (via email lanthony@legalandcompliance.com)